


EASTMAIN

NEWS RELEASE

Roberto-type Altered Sediments Confirmed at Eastmain JV Projects

Trading Symbol: ER - The Toronto Stock Exchange August 17, 2006

Eastmain Resources Inc. (TSX:ER) announces that ongoing exploration work at its Éléonore area properties, in joint venture with Goldcorp Inc. (TSX: G, NYSE: GG) and Azimut Exploration Inc. (TSX-Venture: AZM), has uncovered several target zones consisting of altered sulphide-bearing sediments similar to those found on Goldcorp's neighboring Éléonore property. Roberto-gold-deposit-type host rocks have been identified at both Azimut D and Éléonore South.

Azimut D (Eastmain-Azimut JV Option)

Follow-up prospecting and soil sampling over a number of areas enriched in gold and arsenic as outlined in 2005 surface programs, have been completed on the Azimut D property. Prospecting over VTEM anomalies has located several zones of disseminated sulphide (pyrite, pyrrhotite and arsenopyrite) within siliceous sediments and paragneiss. Moderately to strongly siliceous, sulphide-bearing paragneiss comparable to that reported recently by Everton Resources Inc. to contain significant gold values (Everton press release Aug.15, 2006) has been detected at Azimut D. Aluminous and siliceous sediments, very similar to altered rocks found within and below the ore zone at Roberto, have also been traced along the flanks of VTEM anomalies in a number of D-Block target areas.

A total of 165 rock samples have been collected over regional VTEM and high-priority, gold-in-soil anomalies. 1535 soil geochemical samples have been collected over a number of target areas where preliminary sampling yielded coincident gold and arsenic values within the 80th percentile or higher. Assay results are pending.

Éléonore South (Eastmain-Goldcorp-Azimut JV Option),

Work at the Éléonore South Project, where Eastmain is project operator, is also underway. More than 400 regional soil geochemical samples have been collected on the Éléonore West Block. Preliminary prospecting and rock sampling of the West Block has identified two regionally continuous sulphide-bearing horizons within a suite of mafic volcanic rocks. Assay results are pending.

Initial mapping of the Main Grid at Éléonore South, over the eastern end of a roughly 15-km-long zone of enriched gold and arsenic within the soils (discovered in 2005), confirms the presence of altered, sulphide-bearing sediments analogous to those hosting the Roberto gold deposit. Finely disseminated sulphides (pyrite, pyrrhotite and arsenopyrite) associated with siliceous and/or strongly potassic altered, fine-grained sediment have been identified in several locations. Andalusite-rich, fine-grained sediments similar to those found immediately below the

Dlw 9/14

Roberto gold deposit have also been delineated. In addition, a conglomerate unit recognized as a marker horizon to nearby gold deposition at Roberto, has been located by Eastmain geologists on the Éléonore South property. Locally, fine grained sulphide-bearing sediments appear to grade to siliceous sulphide-rich paragneiss comparable to gold-bearing units described at Everton's Wildcat property.

To date a total of over 4500 soil samples have been collected at Éléonore South. Assays are pending. Sampling, mapping, prospecting and rock sampling are ongoing in an effort to delineate target zones for future trenching and drilling.

Airborne VTEM surveys have been very successful in delineating sulphide targets. Eastmain has contracted the services of Geotech Ltd. of Aurora, Ontario to fly approximately 800 line-kilometres of VTEM at Éléonore South during the current field season.

Surface work is being carried out by personnel of Eastmain Resources Inc., J.A. Macleod Exploration Reg'd and Norman McBride Exploration under the supervision of Dr. Vincent Jordain, P. Eng. and qualified person. This meets the standards for exploration and development for mining properties according to National Instrument 43-101 and Companion Policy 43-101CP.

Eastmain Resources Inc. is currently in its second year of five-year agreement with Azimut Exploration Inc., whereby Eastmain has the option to earn an initial 50% interest in the Azimut D Block for a total cash payment of $140,000 and work expenditures of $1.9 million over five years. Eastmain has the right to increase its ownership to 65% interest upon bankable feasibility (Eastmain News Release March 30, 2005). Eastmain is the project operator.

On April 27, 2006 Eastmain, Goldcorp and Azimut announced a letter of intent to form a three-way joint venture on the Éléonore South property. Eastmain has the option to earn a one-third interest in the project by funding $4 million in exploration over four years and can increase its ownership to 40% by completing a bankable feasibility study. Eastmain is the project operator.

Eastmain is a Canadian exploration company holding several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes twelve properties in the Eastmain/Opinaca gold camp, which hosts Goldcorp's Éléonore Project.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.


EASTMAIN

NEWS RELEASE

Eau Claire gold deposit extended to 880-metre depth D Vein expanded

Trading Symbol: ER - The Toronto Stock Exchange August 24, 2006

Eastmain Resources Inc. (TSX:ER) announces that results from drilling of the depth extension of the Eau Claire gold deposit are favourable. Preliminary calculations indicate that the 2006 program has increased the gold resource at Eau Claire. Gold-bearing, quartz-tourmaline veins in hole ER06-56 assayed 8.64 g/t Au over a 3.0-metre length at a vertical depth of 880 metres. This intercept includes an interval averaging 15.85 g/t Au across 1.5 metres and 0.5 metres containing visible gold, assaying 42.0 g/t Au. This drill intercept also extends the D Vein group 250 metres down-dip of ER04-44, which intersected three parallel high-grade veins ranging from 11.9 to 20.4 g/t Au across intervals of 1.4 to 1.6 metres. Drill hole ER06-52 intersected 7.32 g/t Au across 2.6 metres and includes a 0.6-metre length of 19.65 g/t Au. This zone lies within the D Vein group 115 metres up-dip of hole 44. Drill holes ER06-54 and ER06-55 also intersected gold-bearing D group veins which range from 4.47 to 8.37 g/t Au over 1.5 metres. These vein intercepts occur below ER04-38, which averaged 13.7 g/t Au over 5.0 metres. ER06-57 intersected 5.10 g/t Au over 1.5 metres, including 11.05 g/t Au across 0.5 metres in the G Vein. Low gold grades were returned from holes ER06-53, 58 and 59. The Eau Claire gold deposit is open at depth.

Four of eight drill holes from the 2006 program intersected gold-bearing, quartz-tourmaline veins within the D group, which is the largest and most significant group of veins with respect to gold resources at Eau Claire. Approximately 25% of the total gold resources from Eau Claire are contained within the D Vein group. 2006 drilling significantly expands the D Vein resource.

Gold grades from hole 56, the deepest intercept in the deposit are remarkably similar to the surface grades from the 450 West Zone (P, JQ and R Veins), where the company plans to extract a 10,000-tonne bulk sample. Deep drilling has demonstrated that the Eau Claire deposit is a major gold-bearing structure with the potential to exceed a million-ounce gold resource.

Eastmain's current objectives at Eau Claire are to extract a bulk sample from the 450 West Zone to determine the mining, milling and metallurgical characteristics of the gold deposit, and to find a second deposit on the property. Permit applications for the bulk sample have gone through a first reading with the Ministry of the Environment in Québec. Key issues are being addressed. Trenching and channel sampling are in progress at the Serendipity and Vana prospects, located 15 to 20 kilometres east of Eau Claire. Previous channel sampling of a sulphide-bearing sediment at Serendipity assayed up to 1.4 g/t Au across 16 metres. Assays of up to 7.70 g/t gold were also obtained from within this sedimentary horizon.

This press release was prepared by Dr. Donald J. Robinson, P. Geo., the company's Qualified Person as defined by NI 43-101. Current field work is being conducted under the supervision of Dr. Vincent Jourdain, P. Eng. and Qualified Person for Eastmain.

Eastmain is a Canadian exploration company holding several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes twelve properties in the Eastmain/Opinaca gold camp, which hosts Goldcorp's Éléonore Project.

Table of Significant Drill Intersections – Eau Claire Gold Deposit

Drill Hole	Line	Station	From	To metres	Length	Au g/t	Comments
ER06-52	200E	725S	509	511.6	2.6	7.32	D Vein group
				incl.	1.5	**10.17**	140 m down dip of ER03-21
				incl.	0.6	**19.65**	115 m up dip of ER04-44
ER06-53	300E	725S	no significant assays				
ER06-54	250E	850S	640.3	641.8	1.5	4.47	D Vein group
							290 m down dip of ER04-38
ER06-55	250E	850S	703.6	704.1	0.5	**12.40**	
			826.9	828.4	1.5	8.37	D Vein group
				incl.	0.5	**24.40**	240 m down dip of ER04-54
							530 m down dip of ER04-38
							880 m vertical depth & open
ER06-56	200E	850S	785.5	788.5	3.0	8.64	D Vein group
				incl.	1.5	**15.85**	250 m down dip of ER04-44
				incl.	0.5	**42.00**	850 m vertical depth & open
ER06-57	100E	800S	445.5	447	1.5	5.10	G Vein group
				incl.	0.5	**11.05**	Drilled up-dip of ER04-50
			601.3	601.8	0.5	7.43	D Vein group
ER06-58	005E	790S	no significant assays				Drilled to test up-dip of ER04-45
							D Vein group
ER06-59	520W	750S	no significant assays				Drilled to test lateral extension of ER03-29

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Drill core samples were analyzed by fire assay methods at ALS Chemex Laboratories. Intervals quoted are core lengths and not necessarily "true widths".

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Clearwater Project - 2006 Eau Claire Gold Deposit Drill Plan



Bulk Sample Site
P, JQ and R Veins
Eau Claire Gold Resource
310,000 oz gold Indicated
1,029,332 tonnes @ 9.46 g/t Au
680,000 oz gold Inferred
3,049,660 tonnes @ 6.93 g/t Au
500 mN
0 mN
-500 mN
-1000 mN
-1000 mE
-500 mE
0 mE
500 mE
1000 mE
N
M
L
S
R
JQ
P
I
H
G
F
D
C
B
V16
V12
ER03-32
ER03-33
ER03-24
ER03-36
ER03-25
ER03-26
ER03-23
ER03-27
ER03-22
ER03-20
ER03-19
ER04-39
ER03-37
ER03-21
ER04-38
ER04-40
ER04-47W
ER04-41
ER04-42
ER04-51
ER03-28
ER06-52
ER06-53
ER06-59
ER03-29
ER04-48
ER06-58
ER06-57
ER04-43
ER06-56
ER06-54, 55
ER04-47
ER04-46
ER04-49
ER04-45
ER04-50
ER04-44
0
300
metres
Eau Claire Grid
N 355E